Exhibit 99.33

Alberta Securities Commission	March 14, 2018
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Autorité des marchés financiers, Québec
Prince Edward Island Office of the Superintendent of Securities Office
Officer of the Superintendent of Securities,
Services Newfoundland & Labrador

Prometic Life Sciences Inc.

Dear Sirs / Mesdames:

We refer to the short form base shelf prospectus [the “Prospectus”] of Prometic Life Sciences Inc. [the “Corporation”] dated March 14, 2018 which relates to the offering for sale from time to time, during the 25-month period that the Prospectus, including any amendments to it, remains effective, of (i) common shares (ii) preferred shares of the Corporation (iii) warrants to purchase Common Shares [“Warrants”], (iv) subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants [“Subscription Receipts”], (v) debt securities [“Debt Securities”]; (vi) securities comprised of more than one of Common Shares, Preferred Shares, Warrants, Subscription Receipts and/or Debt Securities, offered together as a unit [“Units”] [collectively, the “Securities” and individually, a “Security”] or any combination of such Securities in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to $250,000,000.

We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated March 23, 2017 to the shareholders of the Corporation on the following financial statements:

•	Consolidated statements of financial position as at December 31, 2016 and 2015;

•

Consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

[1]	CPA auditor, CA, public accountancy permit no. A123806

Société membre d’Ernst & Young Global Limited / A member firm of Ernst & Young Global Limited